UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Appliance Recycling Centers of America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03814F-20-5

(CUSIP Number)

Randolf W. Katz

Baker & Hostetler LLP

600 Anton Drive, Suite 900

Costa Mesa, California 92626

714-966-8807

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03814F-20-5	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juan Yunis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) shares of common stock of Geotraq, Inc., a privately held Nevada corporation
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,944,470
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 15,944,487
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,944,487
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 52.19%. This is based on an aggregate of 8,472,651 shares of the Issuer’s common stock, determined by the most recent publicly available information of the Issuer’s issued and outstanding shares (as of December 29, 2018), as disclosed on the cover page of the Issuer’s Annual Report on Form 10-K for the year ended December 29, 2018, filed with the U.S. Securities and Exchange Commission on April 2, 2019. The number of shares beneficially owned by Juan Yunis is based upon his voting rights in respect of 187,582 unconverted shares of Series A Preferred Stock of the Issuer, also taking into account the other outstanding shares of series A Preferred Stock of the Issuer. Mr. Yunis is contractually prohibited from converting that number of such shares into shares of the Issuer’s common stock both if such conversion would exceed 19.99% of the Issuer’s then-issued and outstanding shares of common stock and prior to the Issuer obtaining the requisite approval of its stockholders (as such approval is defined in the Issuer’s charter documents, which approval was obtained on October 23, 2018).
14.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 03814F-20-5	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D (“Schedule”) relates to the common stock of Appliance Recycling Centers of America, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive office is 175 Jackson Avenue North Suite 102, Minneapolis, Minnesota,

Item 2.  Identity and Background.

This Schedule is being filed by Juan Yunis, an individual legacy stockholder of Geotraq, Inc., a privately held Nevada corporation.

The business of Mr. Yunis is technical consulting and his office is located at Carrera 44B # 96 - 67 Torre 1 Apto 1103, Barranquilla, Atlantico, 08002, Colombia; telephone: +57-301-757-1657.

Prior to the transaction between the Issuer and Geotraq, Inc., a privately held Nevada corporation, Mr. Yunis was not a stockholder of the Issuer.

During the last five years, Mr. Yunis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Yunis has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction; accordingly, during such period of time, Mr. Yunis was not and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

Mr. Yunis is a citizen of Colombia.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Yunis was the record and beneficial owner of 65% of the issued and outstanding common stock of Geotraq, Inc., a privately held Nevada corporation. Pursuant to an Agreement and Plan of Merger among the Issuer, its specially formed merger subsidiary, and the three stockholders of Geotraq, Inc., a privately held Nevada corporation (including Mr. Yunis), dated August 18, 2017, Mr. Yunis was issued 187,582 shares of the Issuer’s Series A Preferred Stock.

Item 4.  Purpose of Transaction.

The purpose of the transaction was for the Issuer to acquire all of the capital stock of Geotraq, Inc., a privately held Nevada corporation.

Except in respect of the shares of the Issuer’s Series A Preferred Stock, which, under certain circumstances may be converted into shares of the Issuer’s common stock, Mr. Yunis has no current intention of acquiring or disposing of any shares of capital stock of the Issuer.

Item 5.  Interest in Securities of the Issuer.

The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D is applicable is based on an aggregate of 8,472,651 shares of the Issuer’s common stock, determined by the most recent publicly available information of the Issuer’s issued and outstanding shares (as of December 29, 2018), as disclosed on the cover page of the Issuer’s Annual Report on Form 10-K for the year ended December 29, 2018, filed with the U.S. Securities and Exchange Commission on April 2, 2019. The number of shares beneficially owned by Juan Yunis is based upon his voting rights in respect of 187,582 unconverted shares of Series A Preferred Stock of the Issuer, also taking into account the other outstanding shares of series A Preferred Stock of the Issuer. Mr. Yunis is contractually prohibited from converting that number of such shares into shares of the Issuer’s common stock both if such conversion would exceed 19.99% of the Issuer’s then-issued and outstanding shares of common stock and prior to the Issuer obtaining the requisite approval of its stockholders (as such approval is defined in the Issuer’s charter documents, which approval was obtained on October 23, 2018).

Mr. Yunis holds hold sole power to dispose of the shares the Issuer’s Series A Preferred Stock and the shares of the Issuer’s common stock into which such shares may, under certain circumstances, be converted.

Other than the transaction described herein, Mr. Yunis has not engaged in any transactions in respect of any shares of the Issuer’s capital stock.

No other person is known to Mr. Yunis to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s capital stock referenced herein.

No other disclosure is required in this Item 5.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to Be Filed as Exhibits.

None.

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CUSIP No. 03814F-20-5	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Juan Yunis JUAN YUNIS

April 12, 2019

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